FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 4, 2005

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resolutions from the Annual Shareholders’ Meeting
Dividend Payment Press Release, published on January 28, 2005
SIGNATURES

Resolutions from the Annual Shareholders’ Meeting

     At the Annual Shareholders’ Meeting of Siemens AG on January 27, 2005, resolutions have been passed on Items 3 — 10 of the Agenda. The exact wording of the resolutions is set out on the Notice of Shareholders’ Meeting furnished under cover of Siemens AG’s Form 6-K dated December 2, 2004. All eight resolutions have been adopted by majority of the votes cast, with the following detailed voting results:

a)	Resolution on Item 3 of the Agenda (to consider and vote upon appropriation of the net income of Siemens AG to a dividend payout)

Yes 99.883% (285,112,155)	No 0.117% (335,364)

b)	Resolution on Item 4 of the Agenda (to ratify the acts of the Managing Board)

Yes 99.151% (282,387,720)	No 0.849% (2,417,337)

c)	Resolution on Item 5 of the Agenda (to ratify the acts of the Supervisory Board)

Yes 99.080% (263,067,202)	No 0.920% (2,443,141)

d)	Resolution on Item 6 of the Agenda (to ratify the appointment of independent auditors of the annual and consolidated financial statements)

Yes 99.823% (284,774,209)	No 0.177% (505,868)

e)	Resolution on Item 7 of the Agenda (to consider and vote upon an election to the Supervisory Board)

Yes 98.453% (278,655,634)	No 1.547% (4,377,760)

f)	Resolution on Item 8 of the Agenda (to consider and vote upon a resolution authorizing the acquisition and use of Siemens shares and the exclusion of shareholders’ preemptive and tender rights)

Yes 97.538% (277,778,309)	No 2.462% (7,012,585)

g)	Resolution on Item 9 of the Agenda (to consider and vote upon adjustments to Supervisory Board remuneration and related amendments to the Articles of Association)

Yes 94.467% (250,755,301)	No 5.533% (14,686,201)

h)	Resolution on Item 10 of the Agenda (to consider and vote upon an amendment to the Articles of Association to adjust to new legislation)

Yes 98.828% (281,712,346)	No 1.172% (3,342,049)

Siemens

Dividend announcement
(English translation of Bundesanzeiger publication)
ISIN DE0007236101

The Annual Shareholders’ Meeting of Siemens AG on January 27, 2005 resolved that the unappropriated net income of € 1,113,844,638.75 for fiscal year 2003/2004 be used to pay a dividend of €1.25 for each no-par value share entitled to receive a dividend and that the amount attributable to the shares of treasury stock held by the Company at the date of the Annual Shareholders’ Meeting be carried forward.

The dividend is payable on January 28, 2005, after deduction of 20% withholding tax and a 5.5% solidarity surcharge on the withholding tax (totalling 21.1%).

For German shareholders this dividend will be subject to the so-called “Halbeinkünfteverfahren” which was installed by the “Gesetz zur Senkung der Steuersätze und zur Reform der Unternehmensbesteuerung.”

Payment of the dividend will be effected by your depository bank via Clearstream Banking AG.

To claim a refund of the deducted withholding tax, including the solidarity surcharge, domestic shareholders must timely submit a non-taxation attestation (“Nichtveranlagungsbescheinigung”) or a sufficient non-deduction application (“Freistellungsauftrag”) to their depositary bank.

Berlin and Munich, January 27, 2005

Siemens Aktiengesellschaft

The Managing Board

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: February 4, 2005	/s/ Dr. Paul Hobeck
	Name:	Dr. Paul Hobeck
	Title:	General Counsel

/s/ Dr. Frank Schieffer
Name:	Dr. Frank Schieffer
Title:	Corporate Legal Counsel